Exhibit 4

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

Dear Shareholder:

You are receiving this notification instead of receiving a printed copy of New Gold Inc.’s (“New Gold” or the “Company”) management information circular (the “Circular”) because New Gold is using the notice and access process for the delivery of the Circular to registered and beneficial shareholders for its Annual General Meeting of shareholders (the “Meeting”) to be held on April 27, 2016. This notification contains information on how to access the Circular electronically or obtain a paper copy, as well as information on voting your shares using the form of proxy or voting instruction form enclosed with this notification. Shareholders that have existing instructions on their account with their intermediary to receive a printed copy of the Circular or New Gold’s year-end financial statements and management’s discussion and analysis will receive printed copies. If you have questions about notice and access, you can contact New Gold at 1-888-315-9715.

The Meeting

The Meeting will be held at St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, on Wednesday, April 27, 2016 at 4:00 pm (Eastern time). The record date for the Meeting is March 3, 2016. The following items of business are scheduled to be voted on at the Meeting:

1.	Setting the size of the board of directors of New Gold at nine directors;
2.	Electing the directors of the Company;
3.	Appointing Deloitte LLP as auditor of the Company and authorizing the directors to fix their remuneration; and
4.	Considering and, if deemed appropriate, passing, with or without variation, a non-binding advisory resolution on executive compensation.

For detailed information regarding each of the above matters, please refer to the section of the Circular titled “Business of the Meeting”. New Gold urges shareholders to review the Circular before voting.

Accessing Meeting Materials Online

You may view the Circular, as well as New Gold’s audited consolidated financial statements for the year ended December 31, 2015 and management’s discussion and analysis, online on New Gold’s website at www.newgold.com/annualmeeting2016 or under New Gold’s profile at www.sedar.com (Canada) or at www.sec.gov (United States).

Requesting Printed Meeting Materials

You may request that a printed copy of the Circular, as well as New Gold’s audited consolidated financial statements for the year ended December 31, 2015 and management’s discussion and analysis, be sent to you by postal delivery at no cost to you up to one year from the date the Circular was filed on SEDAR.

Registered shareholders: You may make your request on New Gold’s website, www.newgold.com, or by calling toll-free 1-888-315-9715.

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Non-registered shareholders: You may make your request online at www.ProxyVote.com or by calling toll-free 1-877-907-7643 and entering the 16-digit control number located on your voting instruction form and following the instructions provided.

To receive your printed Circular in advance of the proxy deposit date and Meeting date, New Gold must receive your request for a printed copy of the Circular at least seven business days in advance of the proxy deposit date.

Voting Process

If you are a registered shareholder, you will have received a form of proxy with this notification. If you are a non-registered shareholder, you will have received a voting instruction form or a form of proxy signed by your intermediary.

Registered shareholders: You may vote online, by phone or by mail. To vote online, go to www.investorvote.com and follow the instructions on the screen. You will need to enter your 15-digit control number. To vote by telephone, call toll free in North America 1-866-732-8683 or outside North America 1-312-588-4290. To vote by mail, complete the form of proxy and return it in the envelope provided to:

Computershare Trust Company of Canada

Attention: Proxy Department

8th floor, 100 University Avenue

Toronto, ON, M5J 2Y1

Please refer to your form of proxy or the section of the Circular titled “Voting Information” for further information.

The deadline for receiving duly completed and executed forms of proxy or submitting your proxy by telephone or over the Internet is by 4:00 pm (Eastern time) on April 25, 2016, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed Meeting. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

Non-registered shareholders: You should carefully follow the instructions of your intermediary, including those regarding when and where the completed proxy or voting instruction form is to be delivered or otherwise submitted. You may also refer to the section of the Circular titled “Voting Information” for further information.

There may be deadlines for non-registered shareholders that are earlier than the deadline for proxies from registered shareholders set out above.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please call Kingsdale Shareholder Services at 1-866-581-1477 or email contactus@kingsdaleshareholder.com.

Dated at Vancouver, British Columbia this 4th day of March 2016.

By Order of the Board of Directors

Robert Gallagher
President and Chief Executive Officer

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